August 26, 2005
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F Street, NE
Washington, DC 20549-3561

RE:	ViewCast.com, Inc. Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005 — File No. 0-29020
Dear Mr. Spirgel,
This letter is submitted with respect to the letter dated June 30, 2005 from the staff of the Securities and Exchange Commission transmitting their comments to the above referenced filing and requesting supplemental information (the “Staff Letter”).
SEC Comment #1.
Form 10-KSB/A
Financial Statements, page F-1
Intangible Assets and Amortization, page 29
1.	It is unclear to us why you have not recognized an impairment in the value of goodwill. We note your going concern issues and the issues described on page 28, that management has concluded that it is more likely than not that ViewCast.com will not realize its deferred tax assets, and that your IT Services, Products segment, which includes all of your goodwill and customer contracts, reported a material decrease in sales revenue from 2003 to 2004 and also reported a significant decline in segment operating income over the same period, resulting in an operating loss for the year ended December 31 2004. With a view towards expanded disclosure in future filings, please explain to us in detail how you have applied the guidance in SFAS No. 142 to your operations and the basis for your conclusions. In your response please identify your SFAS 142 reporting units and explain how you determined these reporting units under SFAS 142. Also explain how assets and liabilities were assigned to these reporting units. Describe how you determined that no impairment charges were necessary in 2004. Please provide us your calculations and describe for us your assumptions to the extent necessary so that we may clearly understand management’s analysis and the basis for its conclusions.

Response to Comment #1.
Reporting Unit
The goodwill that is recorded on our financial statements is the result of our acquisition of Delta Computec Inc. (DCi) in October 2002, which is a single reporting unit as defined in SFAS No. 142. The goodwill has been included in this reporting unit since the acquisition.
DCi is operated as a stand-alone enterprise and is recorded as a separate segment in the Company’s financial statements. There are no components of DCi for which discrete financial information is available or that is reviewed separately by management; therefore the DCi segment is one reporting unit. All other reporting units of the Company have no goodwill.
Impairment
While the sales revenues at DCi did decline in 2004 over 2003 and we do not recognize a deferred tax asset for our net operating loss carry forwards at DCi (or any other reporting unit of the Company), we did consider SFAS No. 142 as it related to impairment of our goodwill and other intangible assets.
As discussed in paragraph 19 of SFAS No. 142 the first step of the goodwill impairment test requires us to compare the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.
Since the time we have owned DCi we have received several unsolicited offers to purchase the assets and operations of this business unit. In October 2004 we received a written offer amounting to approximately $5,000,000 that consisted of cash, equity and debt. As a Company, we seriously considered the merits of this offer and the board of directors decided to decline this offer. Nevertheless, the Company believes this unsolicited offer is the appropriate measure for the minimum fair value of the asset. The carrying value of DCi at December 31, 2004 is approximately $2,420,000 and using this minimum fair value, the fair value is in excess of the carrying value by $2,580,000.
Because the fair value at which the DCi assets could be sold is evidenced by this offer, it was determined that no further analysis was needed for the 2004 goodwill impairment test.
SEC Comment #2.
Form 10-KSB/A
Financial Statements, page F-1
Impairment of Long-Lived Assets, page 30
2.	Similarly, please explain to us why none of your long-lived assets were impaired under SFAS 144 for the year 2004. Identify your SFAS 144 asset groups and explain how you assigned assets and liabilities to these groups. Explain how you determined that no impairment charges were necessary. Also, please provide us your calculations and describe for us your assumptions to the extent necessary so that we may clearly understand management’s analysis and the basis for its conclusions.

Response to Comment #2.
The Company’s long-lived assets at December 31, 2004 consisted of the following:

		Other Reporting
	DCi	Units	Total

Property and equipment	$1,074,905	$223,810	$1,298,715
Goodwill	1,041,430	—	1,041,430
Customer contracts, net	241,389	—	241,389
Software development costs, net	—	184,396	184,396
Deposits	65,619	43,811	109,430

Total	$2,423,343	$452,017	$2,875,360

To make the analysis easier to follow, we have organized our response from top to bottom from the chart above.
We believe the carrying value of the property and equipment of DCi, as evidenced by the discussion in Comment #1, is less than the fair value of all assets of that business unit including the property and equipment of DCi.
Other reporting unit property and equipment by year of addition net of accumulated depreciation consists of the following:

2004 2003 2002 Prior	$143,916 38,104 6,360 35,430

Total	$223,810

As evidenced by the above, the majority of these assets were recently purchased. Additionally, because the amounts were not significant in relation to our net loss allocable to common shareholders of approximately $3.7 million in 2004, we did not perform further testing of the fair value of this property and equipment held by other reporting units.
Goodwill was covered above in our response to Comment #1.
The value for customer contracts were created through the acquisition of DCi and was based on payments made for customer’s revenues. In 2004 cash flows expected from the customer relationships acquired in 2002 exceed the current carrying value. Therefore, we determined no impairment existed in 2004.
Software development costs are governed under SFAS No. 86 and are amortized over the greater of straight line or the ratio of current year revenues to total expected revenues. The expected future revenues exceed the carrying value of the costs capitalized.
Our deposits consist primarily of refundable amounts for leased facilities so the fair values approximate the recorded amounts.

In response to your additional request, the company acknowledges to the SEC that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its required filings under the Securities Exchange Act of 1934;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Laurie L. Latham
Laurie L. Latham
CFO

cc:	Robert S. Littlepage, Accountant Branch Chief Joseph M. Kempf, Senior Staff Accountant